UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

Affymetrix, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	0-28218	77-0319159
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3420 Central Expressway, Santa Clara, CA	95051
(Address of Principal Executive Offices)	(Zip Code)

Gavin Wood	(408) 731-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

Affymetrix, Inc.’s Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014, is provided as Exhibit 1.01 hereto, is incorporated by reference herein and is publicly available at www.investor.affymetrix.com.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form for reporting period January 1, 2014 to December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AFFYMETRIX, INC.
(Registrant)

/s/ GAVIN WOOD
By: Gavin H.J.Wood, Executive Vice President and CFO
Date: May 29, 2015

EXHIBIT INDEX
Exhibit
Number Description

1.01    Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014.